SUB-ITEM 77H
                                CHANGE IN CONTROL

Michael Stolper FBO Stolper Family Trust ("Account") became a control person of Jordan Opportunity Fund due to purchases of Fund shares during the May 2005. As of June 30, 2005, the Account owned 26.09% of the Fund's outstanding shares.